May 13, 2025

Chun Leung Chow
Chief Executive Officer
Hamco Ventures Limited
Mandar House, 3rd Floor
Johnson   s Ghut, Tortola
British Virgin Islands

       Re: Hamco Ventures Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed May 8, 2025
           File No. 333-283829
Dear Chun Leung Chow:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 28, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-1 Filed May 8, 2025 Our Offering, page 1

1. We note your response to prior comment 1 and reissue in part. In addition to the disclosure provided, please also disclose your limited revenues and net losses for the financial periods contained in the registration statement. Prospectus Summary, page 1

2. We note your response to prior comment 2 and reissue (as such disclosure is not contained in the prospectus summary). Please disclose each permission or approval that you and your subsidiaries, are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors.
 May 13, 2025
Page 2

       State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of
       China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you relied on an opinion of counsel to reach these conclusions, then counsel should be named and a consent of counsel filed as an exhibit. If you did not consult counsel, then explain why, as well as the basis for your conclusions regarding whether approvals are required. If you have determined that certain permissions/approvals are not required/applicable, please discuss how you came to
       that conclusion, why that is the case, and the basis on which you made that determination.
Index to the Consolidated Financial Statements, page F-1

3. Please include updated interim financial statements that cover at least the first six months of your fiscal year. Correspondingly, revise the related financial information throughout the filing. Refer to Item 8.A.5 of Form 20-F.
       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-
3680 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   John O   Leary